UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E 12-20-02
1-13300

03006904

February 7, 2003

Victor I. Lewkow
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006-1470

Act	1934
Section	
Rule	14A-8
Public Availability	2/7/2003

Re: Capital One Financial Corporation
Incoming letter dated December 20, 2002

Dear Mr. Lewkow:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Capital One by Bryan Gresham. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Bryan Gresham
9205 Lyndonway Drive
Richmond, VA 23229

CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2370
E-Mail: vlewkow@cgsh.com

December 20, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Intent to Omit Stockholder Proposal Submitted for Inclusion in
Capital One Financial Corporation 2003 Annual Proxy Statement

Ladies and Gentlemen:

We are writing on behalf of our client, Capital One Financial Corporation, a Delaware corporation (the "Company" or "Capital One"), with regard to the stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Bryan Gresham ("Mr. Gresham") by letter dated October 21, 2002, for inclusion in the Company's proxy statement for its 2003 annual meeting of stockholders (the "Proxy Statement").

The Proposal, with its Supporting Statement, is attached hereto as Exhibit A. The Proposal states:

> Resolved: that shareholders request that a written policy be adopted that any board member receiving remuneration from the Company, other than their director's fees, in excess of $60,000 be considered an employee of the Company. The remuneration to be counted should include (1) consulting fees, (2) cost of current stock options and ongoing cost of prior stock options, (3) pension benefits, (4) life and health insurance, (5) charitable contributions,

(6) matching gifts and any such remuneration being received by a family member.

The Supporting Statement suggests that existing rules of the Securities and Exchange Commission (the "Commission") concerning director independence are deficient for failing to "quantify" what it means to be independent. It also suggests that Capital One's audit and compensation committees are not composed of truly independent directors.

After careful consideration, the Company intends to omit the Proposal and the Supporting Statement from its Proxy Statement. It is the Company's view that the Proposal and Supporting Statement may be properly omitted for the following, separately sufficient, reasons:

1. The Proposal is vague and indefinite, and may be omitted in accordance with Rule 14a-8(i)(3);

2. The Company would lack the authority to implement the Proposal, which may therefore be omitted in accordance with Rule 14a-8(i)(6);

3. The Proposal has been substantially implemented, and may be omitted in accordance with Rule 14a-8(i)(10); and

4. Portions of the Supporting Statement are false and/or misleading with respect to material facts, or omit to state material facts necessary in order to make the Supporting Statement not false or misleading, and may be omitted in accordance with Rule 14a-8(i)(3).

In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the staff (the "Staff") of the Division of Corporate Finance of the Commission confirm that no enforcement action will be recommended against the Company if the Proposal and the Supporting Statement are omitted from the Proxy Statement.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to Mr. Gresham, informing him of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Statement. The Company intends to begin distribution of its definitive Proxy Statement on or after March 14, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Statement and form of proxy with the Securities and Exchange Commission.

The separately sufficient bases for the omission of the Proposal and its Supporting Statement are each set forth below.

I. Under Rule 14a-8(i)(3), the Proposal may be omitted because it is vague and indefinite.

The Staff has consistently taken the position that a company may exclude a proposal in its entirety pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." Puget Energy, Inc. (March 7, 2002), Revlon, Inc. (March 13, 2001), Organogenesis, Inc. (April 2, 1999), Philadelphia Electric Co. (July 30, 1992), Exxon Corp. (January 29, 1992), Commonwealth Energy System (February 27, 1989).

As previously noted by the Staff, a proposal is sufficiently vague and indefinite to justify exclusion where "neither the shareholders voting on the proposal, nor the [c]ompany in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (finding sufficiently vague to justify exclusion, a proposal that committee of small stockholders be elected to present to board of directors a plan regulating the perquisites accorded to the company's "management, directors and other employees"); see, for example, Puget Energy, Inc. (finding sufficiently vague to justify exclusion, a proposal requesting that the board of directors "take the steps necessary to implement a policy of improved corporate governance"), Exxon Corp. (finding sufficiently vague to justify exclusion, a proposal regarding director qualifications with, the Staff noted, "criteria toward that object which are vague and indefinite"), Fuqua Industries, Inc. (March 12, 1991) (finding sufficiently vague to justify exclusion, a proposal that would prevent any major shareholder which currently has three Board seats from "compromising the ownership of the other stockholders" where, the Staff noted, "the meaning and application of terms and conditions in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations").

The Staff has also determined that a proposal is vague and indefinite so as to justify exclusion where a corporation and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." Fuqua Industries, Inc.; see, for example, IDACORP, Inc. (September 10, 2001) (finding sufficiently vague to justify exclusion, a proposal for a charter amendment permitting shareholder recall of directors where the company argued "a literal reading of [the proposal's] language results in an outcome that was most likely unintended by the [p]roponent"), Organogenesis, Inc. (finding sufficiently vague to justify exclusion, a director election proposal where the company argued the proposal's use of the term "management" was unclear), Gannett Co., Inc. (February 24, 1998) (finding sufficiently vague to justify exclusion, a proposal for the adoption of a policy providing standards for determining executive compensation where, the Staff noted, it was "unclear what action the Company would take if the proposal were adopted"), Wm. Wrigley Jr. Co. (November 18, 1998) (concurring with company that meaning of "Employee Charter" is vague and misleading), US West, Inc. (February 9, 1990) (concurring with company that meaning of "criminal and immoral human behavior" and of "sensationalize" is vague and misleading), Wendy's Inc. (February 6, 1990) (finding proposal so vague as to be misleading because it required the company to determine what constitutes an "anti-takeover measure").

In addition, the Staff has recognized that a proposal may be omitted where it does not specify the means for its implementation. See Puget Energy, Inc. (finding sufficiently vague to justify exclusion, a proposal requiring that the board of directors "implement a policy of improved corporate governance" but providing no means of specific implementation), Middle

South Utilities Inc. (March 14, 1984) (finding sufficiently vague to justify exclusion, a proposal requiring director's ownership of at least 250 shares but providing no means for implementation), Duquesne Light Co. (January 6, 1981) (finding sufficiently vague to justify exclusion, a proposal requiring the establishment of a national utility stockholders union but providing no means for implementation).

The Proposal suffers from each of these defects rendering it sufficiently vague and indefinite to justify its exclusion from the Company's Proxy Statement.

A. The Proposal is vague and indefinite as to the time period to which the $60,000 threshold applies.

First, the Proposal's requirement that a director receiving "remuneration other than director's fees, in excess of $60,000 be considered an employee of the Company," does not specify a time period over which a director's remuneration should be considered. Accordingly, the Proposal, and likewise the Supporting Statement, leave the Company and its shareholders unable to determine with any reasonable certainty whether the Proposal's threshold for considering a director an employee is remuneration of $60,000 per board meeting, per fiscal quarter, per year, per term of service or per some other period of time. The Proposal also leaves the question open for speculation, by both the Company and shareholders, whether or not the Proposal requires that remuneration received prior to implementation of the proposed policy be counted toward the calculation of the $60,000 threshold.

B. The Proposal's reference to "director's fees" and to "ongoing cost of prior stock options" are each vague and indefinite.

The Proposal's requirement that the "cost of current stock options and ongoing cost of prior stock options" count toward the $60,000 threshold for a director's treatment as an employee also leaves open to speculation what measures the Proposal requires, particularly where such requirement is coupled with the Proposal's general exclusion of "director's fees" from the types of remuneration which would count toward the threshold. First, the Proposal is unclear as to its meaning of "director's fees." One reasonable interpretation of the meaning of "director's fees" would be that "director's fees" include all compensation received by a director in his or her capacity as a director, whether or not such compensation takes the form of stock, stock options or other in-kind consideration. The commentary to the New York Stock Exchange's recently proposed rules that would require that members of a listed company's audit committee receive no compensation other than "director's fees," provide, in fact, that "director's fees" include payment in the form of "company stock or options or other in-kind consideration ordinarily available to directors." Corporate Governance Rule Proposals Reflecting Recommendations from the NYSE Corporate Accountability and Listing Standards Committee As Approved by the NYSE Board of Directors, August 1, 2002 ("NYSE Proposed Rules"), Commentary to Section 303A.6. Further supporting such an interpretation, Capital One's non-employee directors have historically received their fee for service as a director, and have agreed to continue through 2004 to do so, exclusively in the form of stock options. The Proposal, however, by carving out "director's fees" from the remuneration to be counted, while requiring that the "cost" of options should be counted, may implicitly suggest that another interpretation of "director's fees" — where stock options or, even, other kinds of equity compensation are to be excluded from the meaning of such term — is intended. Such an alternative definition is neither explicit nor clear in the Proposal.

Accordingly, in light of this ambiguity and in light of the current Company practice to pay director compensation exclusively in the form of stock options, the Proposal leaves the Company and its shareholders unable to determine with any reasonably certainty as to the Proposal's meaning of "director's fees" and whether or not the Proposal requires that the Company's sole existing form of director compensation (i.e., stock options) be counted toward the $60,000 threshold. If so, the Proposal could be interpreted to require that in order for the Company to avoid the Proposal's treatment of non-employee directors as employees, options need be limited to a "cost" plus "ongoing cost" of less than $60,000, while compensation in the form of cash or grants of stock, itself, could be unlimited. In either case, there is a substantial likelihood that if the Proposal is included in the Proxy Statement and adopted, the actions taken by the Company to implement the Proposal would be significantly different from the actions envisioned by some of the shareholders voting on the Proposal.

The Proposal's call for including the "ongoing cost of prior stock options" adds further mystery as to exactly what actions or measures the Proposal requires. It is unclear, for example, if "ongoing cost" refers to the incidental costs to the Company of maintaining the specific option program or, with much different effect, to a tabulation of the cumulative value of the options granted over the term of a director's service, or to a mark-to-market Black-Scholes valuation or to some other concept. If it refers to a mark-to-market Black-Scholes valuation, the Proposal raises a further question as to whether, for purposes of testing total remuneration against the threshold, the Proposal would allow a decline in the value of options held by directors to offset the "cost" of any new options granted.

Further adding to the Proposal's temporal ambiguity discussed in Section I.A. above, the Proposal is also unclear whether "prior stock options" refers to options granted earlier in a given year of calculation, or to options granted in any year after the adoption of the Proposal or even to options granted prior to the date of the Proposal. If it refers to options granted prior to the date of the Proposal, the Proposal could also be interpreted to require that in order to avoid being deemed an employee, a director, upon adoption of the Proposal, would need to forfeit options with an "ongoing cost" that put such director's remuneration in excess of the threshold, notwithstanding that the Company had previously approved the grant thereof. Again, given the multitude of interpretations, there is a substantial likelihood that if the Proposal is included in the Proxy Statement and adopted, the actions taken by the Company to implement the Proposal would be significantly different from the actions envisioned by some of the shareholders voting on the Proposal.

C. The Proposal's requirement that certain directors "be considered an employee" is also vague and indefinite.

While the Proposal is not clear as to the terms of the threshold for a director to "be considered an employee", the Proposal also leaves both the Company and its shareholders unable to determine with any reasonable certainty what consequences the Proposal, and likewise the Supporting Statement, require if a director were, in fact, "considered an employee." Just as in Organogenesis, Inc. where the proposal's use of the term "management" created substantial ambiguity, so too here does the Proposal's use of the term "employee."

The Supporting Statement implies that an otherwise independent director who, pursuant to the Proposal, is considered an employee, should no longer be considered independent. The Supporting Statement, however, does not explicitly state this. Likewise, the Supporting Statement only implies, but does not so state explicitly, that the Capital One board of directors should either remove or, perhaps instead, bar any such deemed employees from service on the board's audit and compensation committees.

Moreover, and of imminent importance in light of the New York Stock Exchange's recently proposed rule (NYSE Proposed Rules, Section 303A.1.) that a New York Stock Exchange-listed company have a majority of independent directors on its board (the "NYSE Independence Rule"), neither the Proposal nor the Supporting Statement explicitly provide whether or not being "considered an employee" would render a director non-independent for purposes of board membership generally. The last sentence of the Supporting Statement, with its admonishment to shareholders to "[v]ote YES for truly Independent Directors on the Audit and Compensation Committees" (the misleading nature of this admonishment is more fully discussed in Section IV hereof), could suggest otherwise, but perhaps shareholders by voting in favor of the Proposal would also be voting on new criteria for director independence with respect to the board as a whole? If so, another unstated, albeit very serious, potential consequence of the Proposal, together with its Supporting Statement, could be that, upon adoption, it could require Capital One to enlarge the size of its board to try to ensure that a majority thereof are independent; or, worse, it could cause the Company to be subject to New York Stock Exchange delisting, given the historic use of options as the sole means of compensating non-management directors and uncertainties as to the meaning of "ongoing cost" of options, discussed above.

Also, in light of the New York Stock Exchange's recently proposed rule (NYSE Proposed Rules, Section 303A.4.) that a New York Exchange-listed company have a nominating/corporate governance composed entirely of independent directors (the "NYSE Corporate Governance Committee Rule"), the Proposal, although it does not so indicate, could additionally be interpreted to require that the Capital One board of directors should bar any deemed employee from service on this committee as well.

While this absence of explicit consequences alone is sufficient to justify a finding that the Proposal, together with its Supporting Statement, is vague, the Proposal's requirements are further muddied because the Proposal provides no indication whatsoever as to whether or not such directors qua employees are to be treated as employees for all purposes. For example, it is unclear whether the Proposal requires that such deemed employees should be eligible to participate in the Company's pension or welfare plans applicable to its employees. Also, must the Company pay withholding or payroll taxes in respect of the compensation paid to such directors? Does the Company need to provide workers' compensation insurance coverage in respect of such directors? As a further implication to mandating that certain directors be "considered an employee" while not providing any indication as to the extent of such directors' treatment as employees, the Proposal might also require that such directors fall within the protection of the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990 and other federal and state anti-discrimination laws protecting employees.

D. Conclusion.

Any attempt to determine the requirements of the Proposal and its Supporting Statement with reasonable certainty indicates that various critical aspects are extremely ambiguous and subject to diverse speculative interpretations as to the measures the Proposal and its Supporting Statement require. The result is that shareholders asked to vote on the Proposal would not know with any certainty what they are voting either for or against. Shareholders should not be asked to speculate as to that on which they are voting. The Proposal's ambiguity is likely to lead different shareholders to reach varying and inconsistent conclusions about the requirements of the Proposal and ultimately cause any action taken by the Company to differ significantly from the actions envisioned by some of the shareholders voting on the Proposal. Accordingly, it is the Company's view that the Proposal, together with its Supporting Statement, may be omitted under Rule 14a-8(i)(3) because they are vague and indefinite.

II. Under Rule 14a-8(i)(6), the Proposal may be omitted because the Company lacks the authority to implement it.

To the extent that the requirements of the Proposal and its Supporting Statement are not vague and indefinite and, instead, would require that the Capital One board of directors (a) remove certain directors considered under the proposal as "employees" ("Deemed Employees") from each of the board's audit committee, the board's compensation committee and, as a result of the NYSE Corporate Governance Committee Rule and the NYSE Independence Rule, and in accordance with a more expansive reading of the ambiguous Proposal, the board's nominating/corporate governance committee and the board itself, and (b) replace such directors with those who are not Deemed Employees, the Proposal and its Supporting Statement are properly excludable under Rule 14a-8(i)(6) because the Company "would lack the power or authority to implement" them. Also, as indicated by both the precedent and the analysis discussed below in this Section II, even if the Proposal and its Supporting Statement are interpreted less expansively so that they would only apply with respect to service on the audit and compensation committees rather than on the nominating/corporate governance committee and the board as a whole, the Proposal is still excludable under Rule 14a-8(i)(6).

To implement such a Proposal, the Company, through its board of directors, would have to require the election of a sufficient number of directors who are not Deemed Employees to serve on the board itself and/or for the board to appropriately fill the specified committees. As discussed below, because a board of directors cannot ensure or require certain types of persons to be elected as directors, analogous proposals — requiring that individuals serving on certain board committees, or the board, itself, satisfy certain "independence" criteria — have consistently been excluded as beyond a company's power to implement.

In a long and growing line of no-action letters, the Staff has acknowledged that the imposition of requirements that individuals serving on certain board committees, or the board, itself, satisfy certain criteria indicative of independence, is beyond the power of a board to effectuate because the shareholders, rather than the board, elect directors. See Farmer Bros. Co. (October 15, 2002), Mattel, Inc. (March 21, 2001), Marriott Int'l, Inc. (February 26, 2001), Bank of America (February 20, 2001), The Boeing Co. (February 13, 2001) ("Boeing I"), PG&E Corp. (January 22, 2001).

As recently as October of this year, in Farmer Bros. Co., the Staff agreed with Farmer Brothers that it could exclude a shareholder proposal that would have required that a majority of the board and the entirety of certain board committees meet the proponent's definition of independence. Farmer Brothers argued, and the Staff concurred, that the proposal was beyond the company's power to implement because the board could not ensure or require that a sufficient number of persons meeting such definition would be elected both to serve on the board itself and for the board to appropriately fill the specified committees.

Marriott International received a similar proposal for inclusion in its 2001 proxy statement that listed seven independence criteria and required that two-thirds of the Marriott board and the entirety of certain board committees meet such criteria. The Staff allowed the proposal to be excluded under Rule 14a-8(i)(6) "as beyond the power of the board of directors to implement." Marriott Int'l Inc. The Staff stated that, in its view, "it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria." Marriott Int'l, Inc. In Boeing I, the Staff took an identical view in respect of a proposal that was limited to the independence of certain board committees, requiring that directors on key board committees meet the proponent's definition of independence. Each of Boeing and Marriott argued, based on Delaware state corporate law, that it lacked the authority to guarantee or enforce the election of any particular person or type of person as a board director, much less to ensure that a sufficient number of persons meeting certain criteria are elected in order for the board to appropriately fill specified committees; indeed, each noted, the election of directors is in the province of the shareholders.

Like Boeing and Marriott, the Company is a Delaware corporation governed by the Delaware General Corporation Law ("DGCL"). Pursuant to DGCL Section 211 and the Company's certificate of incorporation and bylaws, the Company's directors are elected by the Company's stockholders. DGCL Section 141 and the Company's certificate of incorporation and bylaws also provide that the Company's board of directors may delegate its power and authority with regard to certain aspects of the Company's business to committees comprised of one or more directors. Thus, only the Company's stockholders may determine who is to serve as a director, and only directors may serve on committees of the board. Thus, as was the case in Farmer Bros. Co., Marriott Int'l Inc. and Boeing I, here, because the board does not control who is elected as director, it is not within the power of Capital One's board to guaranty or enforce the election of any particular person or type of person as a director, much less to require or ensure that a sufficient number of persons meeting certain criteria (i.e., those not Deemed Employees) are elected to comprise a majority of the board or to appropriately fill specified committees.

Accordingly, to the extent the Proposal and its Supporting Statement would require that the Capital One board of directors (a) remove Deemed Employees from the board's audit committee, the board's compensation committee and perhaps also from the nominating/corporate governance committee and the board, itself, and (b) replace such directors with those who are not Deemed Employees, the Proposal, together with its Supporting Statement, is substantially similar to the Farmer Brothers, Boeing and Marriott examples cited above.[1] In each, the company, through its board of directors, is asked to ensure that all members of certain board committees satisfy certain criteria; and, as may be the case here, Farmer Brothers and Marriott were additionally asked to do the same with respect to a portion of its board as well. In order to do this, in each case, the company's board of directors would have to ensure that directors who satisfy specified criteria be elected. In respect of the Proposal, the Company's board of directors would have to ensure that an ample number of directors who are not "Deemed Employees" be elected; however, this is a matter which under Delaware law is within the power of stockholders and beyond the Capital One board's power or authority to implement.[2] Accordingly, it is the Company's view that the Proposal, together with its

---

1 The Proposal is distinguishable, on the other hand, from Murphy Oil Corp. (March 10, 2002) where the Staff refused to grant no-action relief under Rule 14a-8(i)(6) in connection with a director independence proposal that, as noted by the proponent, explicitly contained an "escape clause" excusing compliance when an insufficient number of independent directors are elected by shareholders. In other Staff letters refusing to grant no-action relief under Rule 14a-8(a)(6) with respect to proposals for board or board committee independence, the proposals under consideration did not mandate exceptionless compliance with the proposed independence standard. See The Boeing Co. (February 7, 2002) (proposal provides that independents be nominated to key board committees "to the fullest extent possible"), Duke Realty Corp. (February 7, 2002) (proposal provides that the board should pursue a "goal" to "transition" to an independent board), Apple Computer, Inc. (February 26, 2002) (proposal provides that the board "transition to" independent committees), Avon Products, Inc. (March 26, 2002) ("transition to"), Raytheon Co. (March 12, 2002) (proposal provides that independents be nominated to key board committees "to the fullest extent possible"), Commerce Bancorp, Inc. (March 15, 2002) ("transition to"), The GAP, Inc. (March 18, 2002) ("transition to"), Safeway Inc. (March 18, 2002) ("transition to"), Equitable Resources, Inc. (March 18, 2002) ("transition to"), AMR Corp. (April 3, 2002) ("to the fullest extent possible"). Unlike those enumerated, the Proposal here does not contain an escape clause of any kind for the Company. Since the Proposal provides no exception to the Company's implementation thereof, even in the instance where the Company lacks the power to achieve implementation, the Proposal is in all instances beyond the Company's authority and may be excluded on that basis.

2 The Company recognizes that it could be argued that the Company would have the authority to implement the Proposal by interpreting the Proposal to require that the Company discontinue its practice of using stock options to compensate its directors, so that independent directors will not become Deemed Employees. The possibility of this alternative interpretation, however, only underscores the fact that, as discussed in Section

Supporting Statement, may be omitted under Rule 14a-8(i)(6) as beyond the Company's authority to implement.

III. Under Rule 14a-8(i)(10), the Proposal may be omitted because it has already been substantially implemented.

To the extent the Proposal and its Supporting Statement would require that (1) the Capital One audit and compensation committees be composed exclusively of members who are not Deemed Employees and (2) that Deemed Employees be defined as directors who are not independent by virtue of their receipt of a threshold amount of remuneration from the Company other than fees paid in their capacity as directors (i.e., "director's fees"), the Proposal and its Supporting Statement are properly excludable because the Company has already "substantially implemented" them.

Rule 14a-8(i)(10) permits a company to omit a proposal if it "has already substantially implemented the proposal." For a proposal to be omitted under this rule, the proposal need not be implemented in full or precisely as presented—the standard is one of substantial implementation. Release No. 34-20091 (August 16, 1983).

In previous no-action letters, the Staff has found that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 28, 1991). In other words, a proposal may be excluded as substantially implemented so long as the company's actions satisfactorily address the underlying concern of the proposal. See, for example, Masco Corp. (March 29, 1999) (permitting the company to exclude the proposal seeking the independence of directors because the company had "substantially implemented" the proposal by adopting a version of it with some slight modifications and a clarification as to one of the terms).

Here, although the Company has not adopted word-for-word the Proposal's criteria for determining when a director should be considered an employee, the Company — through its policies and practices, implemented to ensure that all members of its compensation and audit committees are independent and receive only limited, if any, remuneration outside of amounts paid in their capacity as director — has met the "substantially implemented" standard with respect to the Proposal and its Supporting Statement. As the Company has already

---

I hereof, the Proposal raises a variety of speculative interpretation questions as to its requirements and may therefore be excluded as vague. Additionally, given the uncertainty as to the way the Proposal contemplates valuing the "ongoing cost of prior stock options," altering future director compensation might not eliminate the existence of Deemed Directors as to persons who are already directors with existing options, or, correspondingly, the lack of authority described in this Section II. Further, and as discussed in Section IV hereof, if the Proposal were so interpreted to require that the Company discontinue using stock options to compensate its directors, the Proposal, together with its Supporting Statement, may be excluded as materially misleading, for nowhere do either indicate that shareholders voting on the Proposal may be voting on such an alteration in the compensation of Company directors.

disclosed in its proxy statement for its 2002 annual meeting of stockholders (the "2002 Proxy Statement"), the Company's compensation committee is composed exclusively of directors who are not employees of Capital One and who are free from any relationships that in the opinion of the Board of Directors would interfere with their exercise of independent judgment. Moreover, pursuant to employee stock incentive plans at the Company, each member of the compensation committee falls within the definition of "Non-Employee Director" as set forth in Rule 16b-3(b)(3) promulgated under the Exchange Act. Likewise, pursuant to the requirements of Section 162 of the Internal Revenue Code, each member of the compensation committee falls within the definition of "outside director" as set forth in Section 162(m) of the Internal Revenue Code (which definition is substantially similar to the Rule 16b-3(b)(3) definition of "Non-Employee Director"). In relevant part, a "Non-Employee Director" means a director "who does not receive compensation, either directly or indirectly, from the issuer or a parent or subsidiary of the issuer, for services rendered as a consultant or in any capacity other than as a director, except for an amount that does not exceed" $60,000 per fiscal year. Rule 16b-3(b)(3), Regulation S-K, Item 404(a). Accordingly, even without the adoption of the Proposal, Capital One's compensation committee must, pursuant to Company policy, be, and is in fact, composed only of directors who receive yearly compensation from Capital One, other than compensation paid in their capacity as directors, of no more than $60,000.[3] Moreover, under the New York Stock Exchange's recently proposed rules, all members of Capital One's compensation committee will be required to adhere to an additional standard of independence. NYSE Proposed Rules, Section 303A.5(a). Such standard would require that compensation committee members have, within the affirmative determination of the board of directors as a whole, "no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)." Id., Section 303A.2.

The Company's policies and practice-in-fact with respect to its audit committee demonstrate that the Company has also met the "substantially implemented" standard with respect to the Proposal and its Supporting Statement regarding audit committee independence. Capital One complies with the audit committee independence rules of the New York Stock Exchange, which require that all members of the audit committee of a listed company be "independent of management and free from any relationship that, in the opinion of its Board of Directors, would interfere with the exercise of independent judgment as a committee member." NYSE Listed Company Manual, Section 303.00. In addition, pursuant to new rules regarding audit committee independence under the Sarbanes-Oxley Act of 2002, which rules are even more limiting than those of Rule 16b-3(b)(3) described above, no member of the Capital One audit committee may "other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee - - accept any consulting, advisory, or other

---

[3] Compliance with Rule 16b-3(b)(3) would not result in substantial implementation with respect to the compensation committee under one possible construction of the ambiguous Proposal; that is, if the Proposal requires that the granting of options as director compensation can prevent a director from qualifying as independent and therefore from service on the compensation committee, the Proposal has not been substantially implemented. The possibility of such a construction of the Proposal further demonstrates the ambiguity discussed in Section I hereof.

compensatory fee from the issuer." Exchange Act Section 10A(m)(3)(B)(i).[4] Accordingly, even without the adoption of the Proposal, Capital One's audit committee must, pursuant to applicable regulation, be, and is in fact, composed only of directors who receive absolutely no remuneration from Capital One other than compensation paid in their capacity as a board and committee member.[5] Moreover, Capital One maintains an entirely independent audit committee in accordance with rules of the Federal Deposit Insurance Act applicable to the Company as a holding company of insured deposit institutions. See 12 U.S.C. §1831m(g) and §1831m(i).

To the extent the Proposal and its Supporting Statement would require that the members of the Company's audit and compensation committees receive remuneration, other than in their capacity as directors, of no more than a threshold amount, Capital One currently, in policy and in fact, meets, and, in the case of its audit committee that must comply with new Sarbanes-Oxley Act standards, exceeds such requirements. Accordingly, it is the Company's view that the Proposal, together with its Supporting Statement, may be omitted under Rule 14a-8(i)(10) as having already been substantially implemented by the Company.

IV. Under Rule 14a-8(i)(3), the Proposal may be omitted because portions of the Supporting Statement are false and/or misleading with respect to material facts, or omit to state material facts necessary in order to make the Supporting Statement not false or misleading.

The Supporting Statement contains numerous statements that are false and/or misleading in violation of Rule 14a-9, which justifies omission of the Proposal and Supporting Statement under Rule 14a-8(i)(3). If the Proposal and Supporting Statement are not omitted in their entirety for the reasons stated in any of Sections I through III hereof or this Section IV, the Company believes that portions of the Supporting Statement may be omitted pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that if a proposal, together with its supporting statement, is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, it may be omitted. Rule 14a-9 prohibits solicitations that are false and/or misleading with respect to material facts, or omit to state material facts necessary in order to make the statements not misleading. Unfounded assertions and inflammatory statements representing the unsubstantiated personal opinions of a shareholder have long been viewed as excludable under this provision. See Philip Morris Companies, Inc. (February 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)),

---

4 The New York Stock Exchange has recently proposed an almost identical rule governing members of a company's audit committee. NYSE Proposed Rules. See Section I.B. hereof for a description of this rule.

5 Here also, as with the compensation committee, if the Proposal requires that the granting of options as director compensation can prevent a director from qualifying as independent and therefore from service on the audit committee, it has not been substantially implemented. But this uncertainty regarding the Proposal's implications further demonstrates why it may be omitted as vague as discussed in Section I hereof.

Detroit Edison Co. (March 4, 1983) ("the tenor of the proposal, taken as a whole, . . . that the Company has done something improper or illegal," without factual foundation, provided a basis for excluding the proposal under former Rule 14a-8(c)(3)). Here, the Proposal and Supporting Statement are misleading because the Supporting Statement contains factually unsubstantiated statements of opinion that are presented as true facts and that may conceal other implications of the Proposal.

First, the Supporting Statement in addressing applicable laws and regulations concerning audit committee independence, asserts that "SEC rules generally allow the company and management to define when a director is 'independent' but without quantifying it." While the meaning of "quantifying it" is not at all clear, presumably, based on the context of the Proposal and Supporting Statement as a whole, this sentence is suggesting that applicable laws and regulations do not place a limit on the amount of remuneration, other than "director's fees," that independent directors may receive. In light of Exchange Act Section 10A(m)(3)(B)(i), introduced under the Sarbanes-Oxley Act of 2002 and providing that independent directors serving on a company's audit committee may receive no remuneration from such company other than in a capacity as a director or committee member, this sentence of the Supporting Statement is untrue.

Second, the Supporting Statement asserts that "the audit committees at Enron and WorldCom and Adelphia satisfied the SEC rules and look what happened to their shareholders." This statement is materially misleading for at least three reasons: (1) it is stated as fact that such companies were compliant with applicable laws and regulations, but reflects a conclusory opinion which, in light of ongoing investigations, is premature and lacks any factual basis, (2) it implies, without providing any factual basis, that had there been an additional standard for audit committee independence at such companies, such companies' shareholders would have been in an improved position and (3) it implies, without any factual basis, that unless the Proposal is adopted, Capital One is likely to share the fate of such companies. In addition to providing no factual support for these claims, Mr. Gresham fails to qualify the statement with precatory language indicating that it represents the proponent's personal opinions.

Third, the Supporting Statement admonishes shareholders to "[v]ote YES for truly Independent Directors on the Audit and Compensation Committees." This too is a misleading statement, the clear implication of which is that notwithstanding the Company's statements in its 2002 Proxy Statement to the contrary, neither the directors serving on the audit committee nor the directors serving on the compensation committee of Capital One are in fact independent. Once again, there is no factual support for this conclusory assertion and Mr. Gresham fails to qualify the statement with precatory language indicating that it represents the proponent's personal opinions. The statement is also misleading because it suggests that the Proposal only applies to members of the audit and compensation committees. It does not address the possibility that the Proposal could apply to the nominating/corporate governance committee under the NYSE Corporate Governance Committee Rule. And, it fails to disclose that, depending on how the Proposal is interpreted, the Proposal may also render as non-independent, all members of the board of directors, and, accordingly, that, pursuant to the NYSE

Independence Rule, the implementation of the Proposal could entail a risk that the Company would face delisting.

Additionally, to the extent the Proposal is interpreted to require that the Company discontinue its practice of using stock options to compensate its directors, the Proposal and its Supporting Statement as a whole are misleading; nowhere do either indicate that this could be an implication of the Proposal. To the contrary, the Supporting Statement indicates only that a vote in favor of the Proposal would be a "[v]ote YES for truly Independent Directors on the Audit and Compensation Committees."

In addition to these misleading features, the Supporting Statement also includes an SEC web site address that may be omitted pursuant to Rule 14a-8(i)(3) because it is not correct. There is no content at the address indicated.

* * * * *

By copy of this letter, Mr. Gresham is being notified that for the reasons set forth herein the Company intends to omit the Proposal, and the Supporting Statement thereto, from its Proxy Statement. As previously stated, we request that the Staff confirm that it will not recommend any enforcement action if the Company omits the Proposal from its Proxy Statement. If you need any additional information, please call the undersigned.

Sincerely,

Victor I. Lewkow

Exhibit A

Fidelity Investments

October 9, 2002

Mr. Bryan B. Gresham
9205 Lyndonway Drive
Richmond, VA 23229-4537

Dear Mr. Gresham:

I am writing to follow-up on our recent conversation. Thank you for taking the time to contact us.

Please accept this letter as confirmation that you have held the following securities in your Fidelity accounts for over one year and maintained a value of at least $2,000.00 for each security.

Capital One Financial Corp.
Ford Motor Co. Del Com
Marsh & McLennan Cos
Dominion Resources
Smithfield Foods Inc.

I hope you find this information helpful.

Again, thank you for investing with Premium Services. If you have any additional questions or need further assistance, please call a member of your Premium Services team at 800-544-4442.

Sincerely,

Will DeMartino
Premium Services Representative

Our File: W004195-08OCT02

Fidelity Service Company, Inc.
Customer Services Group

82 Devonshire Street O52N4
Boston, MA 02109-3614

21 October 2002

John G. Finneran, Jr.
Corporate Secretary
CAPITAL ONE FINANCIAL CORPORATION
2980 Fairview Park Drive, Suite 1300
Falls Church, VA 22042-4500

RECEIVED
OCT 23 2002
JOHN G. FINNERAN

Dear Mr Finneran:

A copy of a statement from my broker is enclosed. It states that my accounts have had Capitol One stock with a value of at least $2,000 for over a year. I can assure you categorically that I intend to hold my 1800 shares until I die and God forbid that I should die before the next annual meeting but just in case I will leave instructions that the stock is not to be sold until after that meeting and designate someone to represent me. I would like to submit a proposal for consideration of the shareholders at the next annual meeting.

Proposal:

Resolved: that shareholders request that a written policy be adopted that any board member receiving remuneration from the Company, other than their director's fees, in excess of $60,000 be considered an employee of the Company. The remuneration to be counted should include 1)consulting fees, 2)cost of current stock options and ongoing cost of prior stock options, 3)pension benefits, 4)life and health insurance 5)chairitable contributions, 6)matching gifts and any such remuneration being received by a family member.

Supporting Statement:

The proposal attempts to quantify the definition of "Independent directors" as stated in the Glossary of the Council of Institutional Investors: "Directors whose only nontrivial professional, familial or financial connection to the corporation or its CEO is their directorship." (See www.cii.org)

The SEC in rules regarding "Audit Committee Disclosure" effective in January 2000 stated "Audit committees play a critical role in financial reporting system by overseeing and monitoring management and the independent auditors' participation in the financial reporting process." (See www.sec.gov/rules/final/34-42266) These SEC rules generally allow the company and management to define when a director is "independent" but without quantifying it. Thus the audit committees at Enron and WorldCom and Adelphia satisfied the SEC rules and look what happened to their shareholders.

Vote YES for truly Independent Directors on the Audit and Compensation Committees.

Sincerely

Bryan B. Gresham

Bryan Gresham
9205 Lyndonway Drive
Richmond VA 23229

804-270-7876 bbg511@juno.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Capital One Financial Corporation
Incoming letter dated December 20, 2002

The proposal requests that the board adopt a written policy that any board member receiving remuneration from the company, other than director's fees, in excess of $60,000 be considered an employee of the company.

There appears to be some basis for your view that Capital One may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Capital One omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Capital One relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor